STRASBURGER & PRICE, LLP
720 Brazos Street, Suite 700
Austin, Texas 78701
512-499-3600

July 15, 2013

VIA EDGAR

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention:                      Mark Wojciechowski, Staff Accountant

RE:           Royale Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed April 16, 2013
File No. 000-22750

Dear Mr. Wojciechowski:

Our law firm represents Royale Energy, Inc.  On June 27, 2013, Royale Energy submitted a response to the staff’s comment letter dated June 10, 2013.  In their response, Royale Energy proposed to make three amendments to its Form 10-K for the fiscal year ended December 31, 2012.  We are writing to ascertain whether the staff would object if the company made those changes in a future filing, either in the Form 10-K for 2013, or in a Form 10-Q for one of the remaining quarters in 2013, instead of in an amendment to the 2012 Form 10-K.

The proposed changes can be summarized as follows.

Comment 1 – Expanded Disclosure Regarding Deferred Revenues

The company proposed to expand its disclosure in the MD&A – Critical Account Policies – Deferred Revenue Recognition, to state the amount of deferred revenue from sales of working interests at the end of 2013 and to estimate when it anticipates recognizing those revenues.

Comments 3 & 5 – Expanded Disclosure of Revenue Recognition Policy

The company proposed to revise Note 1 of its 12/31/12 financial statement to explain its revenue recognition policy for turnkey drilling revenue.

Comment 6 – Restatement to Reflect Change in Revenue Recognition Policy

The company submitted a proposed table outlining the cumulative effect of changes to its revenue recognition policy for fiscal 2011.

Royale’s Reason Making the Proposed Disclosures in a Future Filing instead of a Form 10-K Amendment

The company is considering making a change of its principal accounting firm for the audit of its books for fiscal 2013.  No final decision has been made on the change, and if such a change is made, it will be promptly reported in a Form 8-K filing.  The company does not expect that its current auditors, Padgett, Stratemann & Co., LLP, will express any disagreement with the company on any matter described in paragraph (a)(1)(iv) of Regulation S-K, Item 304.

The change of accountants, if it occurs, will likely occur in the third quarter.  The company expects that the current auditors will review its unaudited financial statements for the fiscal period ended June 30, 2013.

If the company is required to amend its 2012 Form 10-K after making a change of accountants, the amendment will necessarily involve a review by both the new and the old accounting firms.  The company would like to save the expense of this double review and does not believe that such a double review would improve the quality of the company’s disclosure or would benefit investors.

None of the proposed changes to the 2012 Form 10-K represent a material change to the financial results of the company for the periods covered.  They are changes to expand the MD&A and to expand the disclosure in two notes to the financial statements.  The expansion of the MD&A disclosure, as well as the revenue recognition disclosure contained in Note 1, would be just as effective to provide the new information to investors if contained in a Form 10-K or 10-Q as it would in an amendment to the 2012 Form 10-K.

The information on the effect of changes to the company’s revenue recognition policy to its 2011 financial statements would not normally be contained in future periodic reports filed in 20131, However, the 10-Q for the first quarter contained a similar disclosure for the first quarter of 2012 in Note 6 to the unaudited financial statements, and the 10-Q for the second quarter will also contain a similar disclosure in notes to the unaudited financial statements.  The explanation that was to be added to Note 18 of the financial statement for the year ended December 31, 2012, can be added to the pertinent note to the unaudited financial statements for the second quarter of 2013.  As it would be added to the second quarter 10-Q, the proposed addition to the company’s note on Restatement to Reflect Change in Revenue Recognition Policy would be:

Subsequent to the issuance of the financial statements of the Company as of December 31, 2012 and 2011, and for the years then ended, we reevaluated our policy regarding the recognition of pre-drilling and drilling service revenue.  Beginning with the fiscal year ending December 31, 2010 we have changed our revenue recognition policy to recognize all pre-drilling and drilling service revenue, provided under turnkey drilling agreements, at the time drilling of the well is completed.  Accordingly, the financial statements as of March 31, 2012, and for the periods then ended have been restated to correct an error in our method of revenue recognition to reflect changes in Deferred Revenue, Retained Earnings, Deferred Income Tax Asset, and Turnkey Drilling Revenue  relating to the Company’s Revenue Recognition method.

1 As a smaller reporting company, Royale Energy reports only two years’ balance sheet and operating statement information in its annual financial statements.

For the reasons set forth above, we request the staff’s advice on whether it would object if we made the disclosures discussed in this letter in a future 10-K or 10-Q filing, rather than as an amendment to Royale Energy’s Form 10-K for the year ended December 31, 2012.

Please contact me (telephone 512.499.3626, fax 512.536.5719. email lee.polson@strasburger.com) if you have questions or require additional information.

Very truly yours,

/s/ Lee Polson

Lee Polson